O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

May 1, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	CymaBay Therapeutics, Inc. (“CymaBay” or the “Company”) PREC14A filed by Engine Capital L.P., et al. (the “Proxy Statement”) Filed April 24, 2020 File No. 001-36500

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 29, 2020 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Engine Capital L.P. and the other participants in its solicitation (collectively, “Engine Capital”) and provide the following responses on Engine Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed under cover of Schedule 14A

General

1.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 1, 2020

Engine Capital acknowledges the Staff’s comment and advises the Staff that it does not currently intend on distributing its definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if Engine Capital distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, Engine Capital understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

2.	The disclosure on the first page indicates that the participants “beneficially own in the aggregate approximately 9.4% of the outstanding shares of common stock” of the registrant. As the date of the annual meeting and date of distribution for the proxy statement remain unknown, please advise us how this amount of beneficial will be affirmed.

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that its reported ownership is as of the date of the Proxy Statement. Please see the cover letter and page 1 of the Proxy Statement.

Reasons for the Solicitation, page 8

3.	Please refer to the following contention: “We question the Board’s motivation, if other than entrenchment...” The participants’ apparent attempt to imply that incumbent directors may be motivated by self-interest and are thus perpetuating a plan of self-preservation through “entrenchment” ignores and is in conflict with the action undertaken by the registrant’s Board to reduce its size to 5 members from 9. Please revise to explicitly support the cited contention in light of actions recently undertaken by the registrant’s Board since December of 2019, or delete the unqualified contention. Refer to Note b. of Rule 14a-9.

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to eliminate the implication that the incumbent directors may be perpetuating a plan of self-preservation through entrenchment. Please see page 8 of the Proxy Statement.

4.	Please refer to the following contention: “…only to have our overtures rebuffed without the Board ever making a counterproposal.” This contention appears to be in conflict with an earlier representation in the proxy statement which indicated the participants “rejected the Board’s offer to discuss appointing one, but not two, of Engine’s nominees…” Please reconcile these disclosures given that it appears the participants have equated the rejection of their proposal with a failure of the current Board to meaningfully engage with shareholders.

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to provide as follows:

“We attempted to address our concerns amicably with the Board and sought for months to have a direct stockholder representative in the boardroom, which we believe would be in the best interests of stockholders. We made multiple proposals to the Board in an attempt to avoid a costly and time consuming proxy contest, but the Board rejected our proposals without ever making a counterproposal.”

Please see page 8 of the Proxy Statement.

May 1, 2020

5.	Please provide the factual foundation and/or analysis to support the participants’ assertion that the registrant’s financial performance suffers from an alleged elevated cash burn rate.

Engine Capital acknowledges the Staff’s comment and has revised its disclosure. Please see page 9 of the Proxy Statement.

We Are Concerned with the Company’s Prolonged Stock Price Underperformance, page 8

6.	To the extent the suspension of the studies relating to the registrant’s leading drug candidate, seladelpar, and the corresponding Seladelpar Investigation, may have materially impacted the performance of the registrant’s stock price, the disclosure should provide this context. Please revise or advise. Refer to Rule 14a-9(a), which, by its terms, prohibits the omission of any material fact necessary in order to make the statements made not misleading.

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to provide the requested context. The Proxy Statement now includes that “On November 25, 2019, the Company announced that it was halting the clinical development of Seladelpar, and the Company’s stock price closed approximately 76% lower than the previous trading day’s closing price.” Please see page 9 of the Proxy Statement.

Voting and Proxy Procedures, page 18

7.	Please refer to the following assertion: “we reserve the right to vote some or all of our shares [ ] for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders.” Given that the registrant’s Board is composed of five directors, and the participants are seeking support at the Annual Meeting to elect their three nominees in opposition to the registrant’s director nominees, Rule 14a-4(d)(4) is unavailable. Consequently, the proxy authority sought cannot be used for any of the registrant’s nominees. Please revise to clarify, if true, that the cited reference to “some or all of our shares” is intended to mean only the approximately 9.4% of shares beneficially owned by the participants. See Rule 14a-4(d)(1).

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to provide the requested clarification. Please see page 18 of the Proxy Statement.

8.	Please refer to the following two statements: “This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees.” Notwithstanding the inferences that may be drawn, please disclose how the two remaining board vacancies will be filled if all of the participants’ nominees are elected. In addition, please address how vacancies will be filled in the situation where any of the registrant’s nominees refuse to serve in the event any of the participants’ nominees are elected.

Engine Capital acknowledges the Staff’s comment and has revised the Proxy Statement to include the following:

“As explained below, the Company has a plurality vote standard for director elections so the five (5) nominees for director receiving the highest vote totals will be elected as directors of the Company, which means that if all three (3) of our Nominees are elected, the Company’s two (2) director nominees receiving the highest vote totals will also be elected to the Board.

May 1, 2020

If any of the Company’s nominees who are elected choose not to serve on the Board if our Nominees are elected, the directors serving on the Board at such time will have the power to fill the resulting vacancies pursuant to the Bylaws.”

Please see page 18 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Arnaud Ajdler, Engine Capital L.P. Ryan Nebel, Olshan Frome Wolosky LLP